                                                                      Exhibit 11

Exhibit 11 Statement Re: Computation of Per Share Earnings
----------------------------------------------------------

Net Income Available to Common Shareholders ($)                 6,072,263

Total Weighted Average Common Shares Outstanding                1,550,766

Earnings Per Share ($)                                               3.92